February 2, 1999



The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, D.C. 20549

         Re:      Intellicall, Inc.
                  Registration Statement on Form S-3
                  File No.  333-63391

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, Intellicall, Inc. (the "Company") respectfully requests permission to withdraw from registration its Registration Statement on Form S-3 (Registration
No. 333-63391) originally filed on September 15, 1998. The reason for the request is that the Selling Shareholders thereunder have utilized, and will continue to utilize, the provisions of Rule 144 to dispose of the shares of Common Stock held by them in the public markets.

         The Company respectfully requests that the Securities and Exchange Commission, in accordance with Rule 477, consent to the withdrawal of the Registration Statement and enter an order granting such withdrawal.

                                            Sincerely,


                                            By:  /s/  John J. McDonald, Jr.
                                                 ==========================
                                                      John J. McDonald, Jr.
                                                      President

cc:  Keith Pisani
     SEC